UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


         Commission File Number: 000-28186

(Check one)
|_| Form 10-K   |X| Form 20-F   |_| Form 11-K   |_| Form 10-Q   |_| Form N-SAR

                  For Period Ended:  December 31, 2006

                  |_| Transition Report on Form 10-K

                  |_| Transition Report on Form 20-F

                  |_| Transition Report on Form 11-K

                  |_| Transition Report on Form 10-Q

                  |_| Transition Report on Form N-SAR

                  For Transition Period Ended:  ________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

    Full Name of Registrant:   Atlas South Sea Pearl Limited
                             ---------------------------------------------------

    Former Name if Applicable:  Atlas Pacific Limited
                                ------------------------------------------------

    Address of Principal Executive Office (Street and Number):   43 York Street
                                                               -----------------

    City, State and Zip Code:   Subiaco, Western Australia  6008
                              --------------------------------------------------

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; and

    |_|  (c)  The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

         The Company has undertaken a number of restructuring programs that are required to improve internal control systems such as the upgrade of its accounting system and implementation of enhanced control procedures which are required for compliance with both the Sarbanes-Oxley Act and the Nasdaq corporate governance requirements. This has been undertaken at a time when it continues to expand its business activities during the last year. As a result, these activities have required the complete dedication of its management team with the training of staff and implementation of systems, and management has been unable to devote the time required to complete the Form 20-F on a timely basis.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Simon Adams                         +(61)  (8)                    9380 9444
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(Name)                              (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

                                 |X| Yes |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      For the fiscal year 2006, the Company's revenues were A$12,701,369 (US$10,427,165) compared to A$9,847,859 (US$7,223,402) for fiscal year 2005. In addition, the Company's net income for the fiscal year 2006 was A$3,235,566 (US$2,550,920) compared to A$2,060,587 (US$1,511,440) for the fiscal year 2005.
The increase in revenue and net income was due mainly to an increase in the number of pearls that were harvested and sold by the Company during 2006 compared to 2005.

                          ATLAS SOUTH SEA PEARL LIMITED
                         -----------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 28, 2007                   By:/s/ Simon Adams
       --------------------------          -------------------------------------
                                       Name:  Simon Adams
                                       Title: General Manager & Company
                                              Secretary (Legal Officer)